SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 23)

                           LSB INDUSTRIES, INC.
                           --------------------
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.10
                       ----------------------------
                      (Title of Class of Securities)

                               5021600-10-4
                               ------------
                              (CUSIP Number)

                              Jack E. Golsen
                           16 South Pennsylvania
                      Oklahoma City, Oklahoma  73107
                              (405) 235-4546
              -----------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             October 25, 1995
                             ----------------
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                    Jack E. Golsen
      S.S. or I.R.S. Identification                  ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         284,361

Number of Shares        (8)   Shared Voting Power     2,811,928
Beneficially
Owned by Each           (9)   Sole Dispositive          284,361
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,811,928
                              Power

(11)  Aggregate Amount Beneficially                   3,096,289
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         22.7%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)









CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Sylvia H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power     2,811,928
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,811,928
                              Power

(11)  Aggregate Amount Beneficially                   2,811,928
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         20.9%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)









CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Golsen Petroleum
      S.S. or I.R.S. Identification                Corporation
      Nos. of Above Persons                        73-079-8005


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)   SEC Use Only


(4)   Source of Funds (See Instruc-                   OO
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 Oklahoma
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power       232,957
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive        232,957
                              Power

(11)  Aggregate Amount Beneficially                     232,957
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         1.8%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)









CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  SBL Corporation
      S.S. or I.R.S. Identification                73-1477865
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                   OO
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 Oklahoma
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power     1,642,944
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,642,944
                              Power

(11)  Aggregate Amount Beneficially                   1,642,944
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         12.2%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)









CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Barry H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                          Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         249,563

Number of Shares        (8)   Shared Voting Power     1,806,404
Beneficially
Owned by Each           (9)   Sole Dispositive          249,563
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,806,404
                              Power

(11)  Aggregate Amount Beneficially                   2,055,967
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         15.3%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)









CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Steven J. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)   SEC Use Only


(4)   Source of Funds (See Instruc-                          Not applicable
      tions


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         209,934

Number of Shares        (8)   Shared Voting Power     1,698,852
Beneficially
Owned by Each           (9)   Sole Dispositive          209,934
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,698,852
                              Power

(11)  Aggregate Amount Beneficially                   1,908,786
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         14.2%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)









CUSIP NO 5021600-10-4

(1)   Names of Reporting Persons,            Linda Golsen Rappaport
      S.S. or I.R.S. Identification          ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                          Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power          82,552

Number of Shares        (8)   Shared Voting Power     1,806,404
Beneficially
Owned by Each           (9)   Sole Dispositive           82,552
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,806,404
                              Power

(11)  Aggregate Amount Beneficially                   1,888,956
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         14.0%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)








CUSIP NO. 5021600-10-4

         This statement constitutes Amendment No. 23 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

         This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, Golsen Petroleum Corpor-ation ("GPC"), SBL Corporation ("SBL"), Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport.

         This Amendment No. 23 to the Schedule 13D is being filed as a result of a change in the facts contained in Amendment 22 to the Schedule 13D, which change may be considered a material change in the facts set forth in Amendment 22 to the Schedule 13D. The change is due to the following:

    (i) On October 25, 1995, GPC distributed pursuant to a dividend to SBL, GPC's newly created parent corporation and owner of 100% of the outstanding capital stock of GPC. The dividend consisted of 981,199 shares of Common Stock and 12,000 shares of the Company's Series B 12% Cumulative, Preferred Stock (the "Series B Preferred Stock"), all of which were held in GPC's investment portfolio. Each share of the Series B Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of Common Stock. As a result of the formation of SBL as the parent company of GPC and the distribution of such dividend to SBL by GPC, SBL may be considered a reporting person required to file this Schedule 13D pursuant to section 13(d) of the Securities Exchange Act of 1934, and has elected to be included in this Schedule 13D as a reporting person.

    (ii) Between September 26 and October 25, 1995, GPC acquired (a) 29,500 shares of Common Stock for an aggregate purchase price of $145,900.00 and (b) 2,200 shares of the Company's $3.25 Convertible, Exchangeable Class C Preferred Stock, Series 2 ("Class C Preferred Stock") for an aggregate purchase price of $76,800.00. Each share of Class C Preferred Stock is convertible, at the option of the holder, into 4.329 shares of Common Stock at a conversion price of $11.55 per share. See
         Item 5(c) of this Amendment.

    (iii) Between October 20 and October 24, 1995, SBL acquired 6,650 shares of Class C Preferred Stock for an aggregate purchase price of $218,618.75. Each share of Class C Preferred Stock is convertible into 4.329 shares of Common Stock at a conversion price of $11.55 per share. See Item 5(c) of this Amendment.

Item 1.  Security and Issuer.

         Item 1 of this Schedule 13D is unchanged.

Item 2.  Identity and Background.

         Item 2 of this Schedule 13D is unchanged, except the following additional reporting person is hereby added:

         a)   Name: SBL Corporation

         b)   State of Organization: Oklahoma

         c)   Address of Principal Business and Principal Office:
              16 South Pennsylvania
              Post Office Box 705
              Oklahoma City, Oklahoma  73101

         d) Principal Business: SBL is the parent company of GPC and owns certain securities.

         e) During the last five (5) years, SBL has not been convicted in a criminal proceeding.

         f) SBL has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, would have subjected SBL to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the distribution by GPC to SBL of a dividend on October 25, 1995, consisting of 981,199 shares of Common Stock and 12,000 shares of the Series B Preferred Stock, which shares were held in GPC's investment portfolio, SBL paid no consideration to GPC for such dividend or the shares included in the dividend.

         Between September 26 and October 25, 1995, GPC acquired 29,500 shares of Common Stock for an aggregate purchase price of $145,900.00, and acquired 2,200 shares of the Class C Preferred Stock for an aggregate purchase price of $76,800.00. The sources of the funds used by GPC in making such purchases were, in part, borrowed from Jack E. Golsen, who borrowed such funds from Stillwater National Bank and Trust Company, Oklahoma, and the remaining funds were borrowed pursuant to GPC's margin account at National Financial Services Corporation.

         Between October 20 and October 24, 1995, SBL acquired 6,650 shares of the Class C Preferred Stock for an aggregate purchase price of $218,618.75. The sources of the funds used by SBL in making such purchases were, in part, borrowed from Jack E. Golsen, who borrowed such funds from Stillwater National Bank and Trust Company, Oklahoma, and the remaining funds were borrowed pursuant to SBL's margin account at National Financial Services Corporation. See Item 5(c) hereof.

Item 4.  Purpose of Transaction.

         Item 4 of this Schedule 13D is unchanged.

Item 5.  Interest in Securities of the Issuer.

         (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

         Person                    Amount                Percent(9)
         ______                    _______               _______

     Jack E. Golsen           3,096,289(1)(2)(6)         22.7%

     Sylvia H. Golsen         2,811,928(1)(6)(7)         20.9%

     SBL                      1,642,944(1)               12.2%

     GPC                        232,957(8)                1.8%

     Barry H. Golsen          2,055,967(1)(3)(6)         15.3%

     Steven J. Golsen         1,908,786(1)(4)(6)         14.2%

     Linda Golsen Rappaport   1,888,956(1)(5)(6)         14.0%

    ____________________

    (1) The amount shown includes 1,642,944 shares of Common Stock beneficially owned by SBL, which includes (i) 400,000 shares that SBL has the right to acquire upon the conversion of 12,000 shares of the Company's Series B Preferred Stock owned of record by SBL; (ii) 28,788 shares of Common Stock that SBL has the right to acquire upon the conversion of 6,650 shares of Class C Preferred Stock owned of record by SBL; and (iii) 232,957 shares of Common Stock beneficially owned by SBL's wholly owned subsidiary, GPC, which includes (a) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Class B Preferred Stock owned of record by GPC, and
         (b) 9,526 shares that GPC has the right to acquire upon conversion of 2,200 shares of Class C Preferred Stock owned of record by GPC. The relationship between Jack E. Golsen, Sylvia
         H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

    (2) The amount shown includes (a) 4,000 shares of Common Stock upon conversion of a promissory note, (b) 133,333 shares of Common Stock upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by J. Golsen, (c) 1,168,984 shares of Common Stock owned of record by Sylvia H. Golsen, wife of Jack E. Golsen, (d) 33,000 shares of Common Stock Jack
         E. Golsen may acquire upon exercise of a Non-Qualified Stock Option, and (e) 25,000 shares of Common Stock Jack E. Golsen may acquire upon exercise of incentive stock options of the Company.

    (3) The amount shown does not include (a) 533 shares of Common Stock that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership, and (b) 65,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (x) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua
         B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, (y) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (z) 5,000 shares of Common Stock which Barry H. Golsen may acquire upon exercise of incentive stock options of the Company.

    (4) The amount shown does not include 65,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (a) 27,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven
         J. Golsen is a Co-Trustee, (b) 27,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (c) 5,000 shares of Common Stock which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

    (5) The amount shown does not include 122,297 shares of Common Stock that Mrs. Rappaport's husband owns and 5,000 shares which Mrs. Rappaport's husband may acquire upon exercise of incentive stock options of the Company, all of which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 65,840 shares of Common Stock owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (a) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee, (b) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee.

    (6) Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (a) the shares of Common Stock owned of record by Barry H. Golsen, the shares of Common Stock that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts, (b) the shares of Common Stock owned of record by Steven J. Golsen, the shares of Common Stock that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts, and (c) the shares of Common Stock owned of record by Linda Golsen Rappaport, and the shares of Common Stock considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares of Common Stock of the Company beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by SBL and GPC.

    (7) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of (a) the 89,028 shares of Common Stock owned of record by Jack E. Golsen, (b) the 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon the conversion of a promissory note, (c) the 33,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of a Nonqualified Stock Option, (d) the 133,333 shares of Common Stock which Jack E. Golsen has the right to acquire upon conversion of the 4,000 shares of Series B Preferred Stock owned of record by him, and (e) the 25,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of incentive stock options of the Company.

    (8) The amount shown includes 232,957 shares of Common Stock beneficially owned by GPC, which includes (i) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of the Company's Series B Preferred Stock owned of record by GPC, and (ii) 9,526 shares that GPC has the right to acquire upon conversion of 2,200 shares of Class C Preferred stock owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

    (9) Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next sixty (60) days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

         (b) The following table sets forth, for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                            Sole Voting and          Shared Voting
                                Power of             and Power of
    Person or Entity           Disposition            Disposition
    ----------------        ----------------        ---------------
    Jack E. Golsen            284,361(1)(5)         2,811,928(2)(3)

    Sylvia H. Golsen            None                2,811,928(2)(11)

    SBL                         None                1,642,944(2)

    GPC                         None                  232,957(4)

    Barry H. Golsen           249,563(5)(6)         1,806,404(2)(7)

    Steven J. Golsen          209,934(5)(8)         1,698,852(2)(9)

    Linda Golsen Rappaport     82,552(5)            1,806,404(2)(10)

    ____________________

    (1) The amount shown includes (a) 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (b) 133,333 shares of Common Stock that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him,
         (c) 33,000 shares of Common Stock that J. Golsen has the right to acquire under a Non-Qualified Stock Option, and (d) 25,000 shares of Common Stock which Jack E. Golsen may acquire upon exercise of incentive stock options.

    (2)  See footnote (1) under paragraph (a) of this Item 5.

    (3) The amount shown includes 1,168,984 shares of Common Stock owned of record by Sylvia H. Golsen, the wife of Jack E.
         Golsen.

    (4)  See footnote (8) under paragraph (a) of this Item 5.

    (5)  See footnote (6) under paragraph (a) of this Item 5.

    (6) The amount shown includes 5,000 shares of Common Stock which Barry Golsen may acquire upon exercise of incentive stock options of the Company.

    (7) The amount shown does not include 65,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares of Common Stock that Barry Golsen's wife owns in which Barry Golsen disclaims beneficial ownership. Heidi Brown Shear is the Trustee of such trust. Such amount does include (a) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (b) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

    (8) The amount shown includes 5,000 shares which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

    (9) The amount shown does not include 65,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Heidi Brown Shear is the Trustee of the trust. Such amount includes
         (a) 27,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (b) 27,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven
         J. Golsen is a Co-Trustee.

    (10) See footnote (5) under paragraph (a) of this Item 5.

    (11) See footnotes (6) and (7) under paragraph (a) of this Item 5.

         SBL is wholly owned by Sylvia H. Golsen (wife of Jack E. Golsen and 40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner) and Linda Golsen Rappaport (20% owner). Such individuals previously owned all of the issued and outstanding Common Stock of GPC in the same ownership percentages as indicated with respect to SBL. Upon formation of SBL, such individuals contributed all of their stock in GPC to SBL. As a result, GPC became the wholly owned subsidiary of SBL. The directors and executive officers of SBL are Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. The directors and executive officers of GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack E. and Sylvia H. Golsen.

         (c) During the past sixty (60) days from the date of this Amendment, the following transactions were effected in the Common Stock by a reporting person named in response to Paragraph (a) of this Item 5:

1.  Transactions by GPC:
                                 Number      Price,         Type
                                 of Shares   Excluding       of
 Date         Security           Acquired    Commission  Transaction
-------     ------------         ---------   ----------  -----------
9-26-95     Common Stock           1,000      $ 5.25        NYSE
9-27-95     Common Stock           4,000      $ 5.00        NYSE
10-3-95     Common Stock           7,500      $ 5.00        NYSE
10-3-95     Common Stock           5,000      $ 5.00        NYSE
10-12-95    Common Stock             700      $ 5.00        NYSE
10-12-95    Common Stock             300      $ 4.875       NYSE
10-12-95    Common Stock           1,000      $ 5.00        NYSE
10-13-95    Common Stock           1,000      $ 5.00        NYSE
10-16-95    Common Stock           1,000      $ 5.00        NYSE
10-16-95    Common Stock           1,000      $ 4.875       NYSE
10-17-95    Common Stock           1,000      $ 4.875       NYSE
10-18-95    Common Stock           1,000      $ 4.75        NYSE
10-18-95    Common Stock             500      $ 4.875       NYSE
10-19-95    Common Stock           2,000      $ 4.6875      NYSE
10-19-95    Common Stock           1,000      $ 4.75        NYSE
10-25-95    Common Stock           1,500      $ 4.75        NYSE

9-25-95   Class C Preferred Stock  1,000      $34.875       NYSE
9-25-95   Class C Preferred Stock  1,000      $35.00        NYSE
9-26-95   Class C Preferred Stock    200      $34.625       NYSE

2.  Transactions by SBL:
    -------------------
                                 Number     Price,      Type
                                 of Shares  Excluding    of
 Date         Security           Acquired   Commission  Transaction
--------   -----------------     ---------  ----------  -----------
10-20-95   Class C Preferred       2,150      $32.875       NYSE
10-23-95   Class C Preferred       2,500      $32.875       NYSE
10-24-95   Class C Preferred       2,000      $32.875       NYSE

3. Dividend by GPC to its Parent, SBL. In addition to the transactions described above, on October 25, 1995, GPC distributed to SBL as a dividend 981,199 shares of Common Stock and 12,000 shares of the Company's Series B Preferred Stock, all of which were held in GPC's investment portfolio. SBL is the newly created parent corporation and owner of 100% of the outstanding capital stock of GPC. SBL paid no consideration for such dividend or the shares included in such dividend.

         (d)  See Item 6, below.

         (e) As a result of the distribution pursuant to a dividend by GPC to GPC's parent corporation, SBL, on October 25, 1995, of a dividend consisting of 981,199 shares of Common Stock and 12,000 shares of Series B Preferred Stock held in GPC's investment portfolio, GPC ceased to be the beneficial owner of more than five percent (5%) of the issued and outstanding Common Stock of the Company.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is unchanged, except the following is hereby added:

         On October 12, 1995, Sylvia H. Golsen pledged 320,000 shares of Common Stock owned by her to Stillwater National Bank & Trust Company, Oklahoma City, Oklahoma, to secure repayment of a certain loan made to Jack E. Golsen on such date. The Security Agreement includes as collateral all stock dividends with respect to such shares.

         Under the Margin Account Agreement with National Financial
    Services Corporation ("NFSC"), dated October 17, 1995, SBL has granted NFSC a security interest in 6,650 shares of Common Stock as of the date of this Amendment 23. Under the Margin Account Agreement, NFSC may lend and repledge all of such securities, from time to time, in the event the margin account may not meet NFSC's requirements and, if GPC does not otherwise satisfy such requirements, NFSC may close out the margin account by selling such shares.

         On October 24, 1995, Jack E. Golsen pledged 4,000 shares of
    Series B Preferred Stock owned by him to CityBank & Trust Company, Oklahoma City, Oklahoma, to secure repayment of a certain loan made to Jack E. Golsen and Sylvia H. Golsen on such date. In addition to standard default and similar provisions contained in the Commercial Pledge Agreement, CityBank & Trust Company retains the right to collect all income paid in connection with the collateral (including dividends)prior to a default.

         On October 24, 1995, Sylvia H. Golsen pledged 140,000 shares of Common Stock owned by her to CityBank & Trust Company, Oklahoma City, Oklahoma, to secure repayment of a certain loan made to Jack E. Golsen and Sylvia H. Golsen on such date. In addition to standard default and similar provisions contained in the Commercial Pledge Agreement, CityBank & Trust Company retains the right to collect all income paid in connection with the collateral (including dividends) prior to a default.

Item 7.  Materials to be Filed as Exhibits.

1. Client's Agreement between Jack E. Golsen and Paine Webber, Inc., is filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

2. Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to Amendment No. 3 to the
    Schedule 13D and are incorporated herein by reference.

3. Agreement of the reporting persons as to joint filing of this Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the Schedule No. 13D and is incorporated herein by reference.

4.  Convertible Note between the Company and Jack E. Golsen filed as Exhibit
    (a) to the original Schedule 13D and is incorporated herein by reference.

5. Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

6. Non-Non-Qualified Stock Option Agreement, dated June 1, 1989, between the Company and Jack E. Golsen, is filed as Exhibit 12 to Amendment No. 8 to the Schedule 13D and is incorporated herein by reference.

7. Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

8. Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

9. Agreement of Sylvia H. Golsen as to joint filing of this Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

10. Customer's Agreement between Sylvia H. Golsen and Janney Montgomery Scott Inc., dated August 13, 1993, is filed as Exhibit 12 to Amendment No. 19 and is incorporated herein by reference.

11. Commercial Pledge Agreement, dated December 5, 1994, between CityBank & Trust and Sylvia H. Golsen is filed as Exhibit 12 to Amendment No. 21 and is incorporated herein by reference.

12. Customer's Agreement between Sylvia H. Golsen and Stifel, Nicolaus & Company, Incorporated, dated March 29, 1995, is filed as Exhibit 13 to Amendment No. 21 and is incorporated herein by reference.

13. First Amendment to Non-Qualified Stock Option Agreement, dated March 2, 1994, and Second Amendment to Non-Qualified Stock Option Agreement, dated April 3, 1995, each between the Company and Jack E. Golsen, are filed as Exhibit 14 to Amendment No. 21 and is incorporated herein by reference.

14. Margin Account Agreement, dated September 9, 1994, between National Financial Services Corporation ("NFSC") and Golsen Petroleum Corporation is filed as Exhibit No. 15 to Amendment 21 and is incorporated herein by reference. The Margin Account Agreement, dated September 9, 1994, between NFSC and Jack E. Golsen is substantially similar to the foregoing Margin Account Agreement, and a copy of the same will be supplied to the Commission upon request.

15. Security Agreement, dated October 12, 1995, between Jack E. Golsen, Sylvia H. Golsen and Stillwater National Bank and Trust Company is attached hereto as Exhibit 15 to this Amendment No. 23.

16. Margin Account Agreement, dated October 17, 1995, between NFSC and SBL Corporation. The Margin Account Agreement is substantially similar to the Margin Account Agreements referred to in paragraph 14 of this Item 7, and a copy of the same will be supplied to the Commission upon request.

17. Commercial Pledge Agreement, dated October 24, 1995, between CityBank & Trust and Jack E. Golsen is attached hereto as Exhibit 17 to Amendment No. 23.

18. Commercial Pledge Agreement, dated October 24, 1995, between CityBank & Trust and Sylvia H. Golsen is attached hereto as Exhibit 18 to this Amendment No. 23.

19. Agreement of SBL Corporation as to the joint filing of this Schedule 13D is attached hereto as Exhibit 19 to this Amendment No. 23.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   November 3, 1995.



                              /s/ Jack E. Golsen
                             ________________________________
                             Jack E. Golsen

                             GOLSEN PETROLEUM CORPORATION



                             By /s/ Jack E. Golsen
                               ______________________________
                               Jack E. Golsen, President


                              /s/ Barry H. Golsen
                             _______________________________*
                             Barry H. Golsen


                              /s/ Steven J. Golsen
                             _______________________________*
                             Steven J. Golsen


                              /s/ Linda Golsen Rappaport
                             ______________________________*
                             Linda Golsen Rappaport

                             *Executed by Jack E. Golsen pursuant
                             to Power of Attorney


                              /s/ Jack E. Golsen
                             ________________________________
                             Jack E. Golsen


                              /s/ Sylvia H. Golsen
                             ________________________________
                             Sylvia H. Golsen

                             SBL CORPORATION



                             By /s/ Sylvia H. Golsen
                               ___________________________
                               Sylvia H. Golsen, Secretary









































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